Exhibit 99.1

36Kr Holdings Inc. Reports Second Quarter 2023 Unaudited Financial Results

BEIJING, August 31, 2023 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Highlights

•	Number of followers[1] as of June 30, 2023 reached 30.5 million, an increase of 21.5% from 25.1 million as of June 30, 2022.

•	Total revenues increased by 3.2% to RMB84.4 million (US$11.6 million) in the second quarter of 2023, from RMB81.7 million in the same period of 2022.

•	Revenues from online advertising services were RMB57.0 million (US$7.9 million) in the second quarter of 2023, compared to RMB57.8 million in the same period of 2022.

•	Revenues from enterprise value-added services increased by 16.8% to RMB16.8 million (US$2.3 million) in the second quarter of 2023, from RMB14.3 million in the same period of 2022.

•	Revenues from subscription services increased by 11.4% to RMB10.6 million (US$1.5 million) in the second quarter of 2023, compared to RMB9.5 million in the same period of 2022.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Three Months Ended June 30,
	2022	2023
Online advertising services
Number of online advertising services end customers	212	183
Average revenue per online advertising services end customer (RMB’000)[2]	272.8	311.5

Enterprise value-added services
Number of enterprise value-added services end customers	48	52
Average revenue per enterprise value-added services end customer (RMB’000)[3]	298.8	322.1

Subscription services
Number of individual subscribers	105	32
Average revenue per individual subscriber (RMB)[4]	119.2	42,101.7

Number of institutional investors	154	127
Average revenue per institutional investor (RMB’000)[5]	61.7	72.9

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “In the second quarter of 2023, we maintained a solid growth trajectory as our total revenues continued to increase year over year amid the macro economy’s nascent recovery. Our relentless efforts to optimize our diverse content offerings and omni-channel distribution drove the number of our followers to over 30 million as of the end of the second quarter of 2023, representing an increase of 21% year over year. Moreover, we accelerated the application of AI and other cutting-edge technologies across our business, effectively enhancing our operational efficiency and optimizing costs. Specifically, our application-level product, 36Kr Enterprise Service Review Platform, provided users with more interactive, user-friendly intelligent customer service through AI applications and empowerment. Looking ahead, we will remain committed to stepping up our content creation capabilities, further expanding the depth and breadth of our service offerings, and actively exploring AI-empowered product innovation as we gear up to seize tremendous future growth opportunities.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “Our solid financial performance in the second quarter of 2023 is a testament to our businesses' resilience and vitality given the uncertain and evolving external environment. Our total revenues increased by 3% year over year while our gross margin rebounded to above the 50% level. Notably, our enterprise value-added services and subscription services both recorded a substantial increase year over year, growing 17% and 11% respectively, as we made great strides in diversifying our service offerings. While our advertising revenues remained largely stable compared to the same period of last year, our non-advertising revenues are contributing an increasing portion of total revenues year over year, enhancing our business’ overall balance and structure. Moving forward, we will continue to apply innovative technologies including generative AI and large language models to drive our revenue growth and enhance our profitability, thereby generating long-term sustainable value for shareholders, customers and society as a whole.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Second Quarter 2023 Financial Results

Total revenues increased by 3.2% to RMB84.4 million (US$11.6 million) in the second quarter of 2023, from RMB81.7 million in the same period of 2022.

•	Online advertising services revenues decreased by 1.4% to RMB57.0 million (US$7.9 million) in the second quarter of 2023, from RMB57.8 million in the same period of 2022. The decrease was primarily because the macro economy is still in the early stage of recovery.

•	Enterprise value-added services revenues increased by 16.8% to RMB16.8 million (US$2.3 million) in the second quarter of 2023, from RMB14.3 million in the same period of 2022, as we continuously developed various proactive enterprise-level services for our customers.

•	Subscription services revenues increased by 11.4% to RMB10.6 million (US$1.5 million) in the second quarter of 2023, compared to RMB9.5 million in the same period of 2022. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB37.6 million (US$5.2 million) in the second quarter of 2023, compared to RMB30.8 million in the same period of 2022. The increase was primarily attributable to higher fulfillment costs and content costs.

Gross profit was RMB46.7 million (US$6.4 million) in the second quarter of 2023, compared to RMB50.9 million in the same period of 2022. Gross profit margin was 55.4% in the second quarter of 2023, compared to 62.3% in the same period of 2022.

Operating expenses were RMB65.1 million (US$9.0 million) in the second quarter of 2023, compared to RMB64.6 million in the same period of 2022.

•	Sales and marketing expenses were RMB33.9 million (US$4.7 million) in the second quarter of 2023, an increase of 23.5% from RMB27.4 million in the same period of 2022. The increase was primarily attributable to the increase in payroll-related expenses, business travel related expenses and share-based compensation expenses.

•	General and administrative expenses were RMB17.7 million (US$2.4 million) in the second quarter of 2023, a 25.8% decrease compared to RMB23.8 million in the same period of 2022. The decrease was primarily attributable to the decrease in payroll-related expenses, professional fees, share-based compensation expenses and allowance for credit losses.

•	Research and development expenses were RMB13.6 million (US$1.9 million) in the second quarter of 2023, an increase of 1.7% from RMB13.4 million in the same period of 2022. The increase was primarily attributable to the increase in payroll-related expenses as well as bandwidth and server expenses, partially offset by the decrease in share-based compensation expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB1.8 million (US$0.2 million) in the second quarter of 2023, compared to RMB2.6 million in the same period of 2022.

Other income was RMB4.8 million (US$0.7 million) in the second quarter of 2023, compared to RMB22.7 million in the same period of 2022. The decrease was primarily attributable to the Company’s recognition of approximately RMB 18.5 million of investment income arising from fair value change of long-term investments in the second quarter of 2022.

Income tax expenses were RMB0.05 million (US$0.01 million) in the second quarter of 2023, compared to RMB0.01 million in the same period of 2022.

Net loss was RMB13.7 million (US$1.9 million) in the second quarter of 2023, compared to net income of RMB9.0 million in the same period of 2022. Non-GAAP adjusted net loss6 was RMB11.9 million (US$1.6 million) in the second quarter of 2023, compared to non-GAAP adjusted net income of RMB11.6 million in the same period of 2022.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB13.9 million (US$1.9 million) in the second quarter of 2023, compared to net income attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB8.0 million in the same period of 2022.

Basic and diluted net loss per ADS were both RMB0.335 (US$0.046) in the second quarter of 2023, compared to basic and diluted net income per ADS of RMB0.195 in the same period of 2022.

Certain Balance Sheet Items

As of June 30, 2023, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB136.5 million (US$18.8 million), compared to RMB169.8 million as of March 31, 2023. The decrease was mainly attributable to net cash outflow from operating activities.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Conference Call

The Company's management will host an earnings conference call at 7:00 AM U.S. Eastern Time on August 31, 2023 (7:00 PM Beijing/Hong Kong Time on August 31, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Second Quarter 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10033186-r1g0ax.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10033186

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of June 30, 2023.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	June 30,	June 30,
	2023	2023	2023
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	109,717	98,106	13,529
Restricted cash	100	100	14
Short-term investments	59,949	38,245	5,274
Accounts receivable, net	138,588	156,858	21,632
Receivables due from related parties	319	320	45
Prepayments and other current assets	19,053	28,384	3,914
Total current assets	327,726	322,013	44,408
Non-current assets:
Property and equipment, net	2,300	2,269	313
Intangible assets, net	1,210	1,193	165
Long-term investments	139,943	139,718	19,268
Operating lease right-of-use assets, net	26,600	24,547	3,385
Total non-current assets	170,053	167,727	23,131
Total assets	497,779	489,740	67,539

Liabilities
Current liabilities:
Accounts payable	45,141	43,055	5,938
Salary and welfare payables	28,969	38,412	5,297
Taxes payable	6,993	4,740	654
Deferred revenue	25,920	27,781	3,831
Amounts due to related parties	1,077	1,067	147
Accrued liabilities and other payables	25,636	18,410	2,539
Short-term bank loan	9,950	14,950	2,062
Operating lease liabilities	34,363	34,477	4,755
Total current liabilities	178,049	182,892	25,223
Non-current liabilities:
Operating lease liabilities	11,326	8,667	1,195
Other non-current liabilities	505	394	54
Total non-current liabilities	11,831	9,061	1,249
Total liabilities	189,880	191,953	26,472

Shareholders’ equity
Ordinary shares	694	694	96
Treasury stock	(12,010)	(11,578)	(1,597)
Additional paid-in capital	2,063,432	2,063,375	284,552
Accumulated deficit	(1,744,580)	(1,758,517)	(242,510)
Accumulated other comprehensive loss	(6,259)	(4,707)	(649)
Total 36Kr Holdings Inc.’s shareholders’ equity	301,277	289,267	39,892
Non-controlling interests	6,622	8,520	1,175
Total shareholders’ equity	307,899	297,787	41,067
Total liabilities and shareholders’ equity	497,779	489,740	67,539

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	57,844	57,009	7,862	95,440	98,888	13,637
Enterprise value-added services	14,342	16,750	2,310	23,679	26,768	3,691
Subscription services	9,522	10,604	1,462	12,195	14,232	1,963
Total revenues	81,708	84,363	11,634	131,314	139,888	19,291
Cost of revenues	(30,792)	(37,648)	(5,192)	(54,681)	(70,049)	(9,660)
Gross profit	50,916	46,715	6,442	76,633	69,839	9,631
Operating expenses:
Sales and marketing expenses	(27,415)	(33,852)	(4,668)	(57,099)	(64,836)	(8,941)
General and administrative expenses	(23,818)	(17,673)	(2,437)	(13,814)	(34,866)	(4,808)
Research and development expenses	(13,353)	(13,579)	(1,873)	(27,122)	(29,037)	(4,004)
Total operating expenses	(64,586)	(65,104)	(8,978)	(98,035)	(128,739)	(17,753)
Loss from operations	(13,670)	(18,389)	(2,536)	(21,402)	(58,900)	(8,122)
Other income/(expenses):
Share of (loss)/income from equity method investments	1,040	(38)	(5)	354	(307)	(42)
Gain on disposal of a subsidiary	-	-	-	38,019	-	-
Long-term investment income	18,464	-	-	18,464	-	-
Short-term investment income	558	450	62	1,186	776	107
Government grant	1,644	315	43	2,435	795	110
Others, net	1,008	4,051	559	2,604	4,763	657
(Loss)/income before income tax	9,044	(13,611)	(1,877)	41,660	(52,873)	(7,290)
Income tax (expenses)/credit	(10)	(45)	(6)	(5)	190	26
Net (loss)/income	9,034	(13,656)	(1,883)	41,655	(52,683)	(7,264)
Net loss/(income) attributable to non-controlling interests	(1,001)	(281)	(39)	(640)	375	52
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	8,033	(13,937)	(1,922)	41,015	(52,308)	(7,212)

Net (loss)/income	9,034	(13,656)	(1,883)	41,655	(52,683)	(7,264)
Other comprehensive income
Foreign currency translation adjustments	1,999	1,552	214	1,832	1,153	159
Total other comprehensive income	1,999	1,552	214	1,832	1,153	159
Total comprehensive (loss)/income	11,033	(12,104)	(1,669)	43,487	(51,530)	(7,105)
Comprehensive loss/(income) attributable to non-controlling interests	(1,001)	(281)	(39)	(640)	375	52
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	10,032	(12,385)	(1,708)	42,847	(51,155)	(7,053)

Net (loss)/income per ordinary share (RMB)
Basic	0.008	(0.013)	(0.002)	0.040	(0.050)	(0.007)
Diluted	0.008	(0.013)	(0.002)	0.040	(0.050)	(0.007)
Net (loss)/income per ADS (RMB)
Basic	0.195	(0.335)	(0.046)	0.996	(1.258)	(0.173)
Diluted	0.195	(0.335)	(0.046)	0.996	(1.258)	(0.173)
Weighted average number of ordinary shares used in per share calculation
Basic	1,029,808,877	1,040,044,317	1,040,044,317	1,029,197,448	1,039,599,446	1,039,599,446
Diluted	1,029,808,877	1,040,044,317	1,040,044,317	1,029,197,448	1,039,599,446	1,039,599,446
Weighted average number of ADS used in per ADS calculation
Basic	41,192,355	41,601,773	41,601,773	41,167,898	41,583,978	41,583,978
Diluted	41,192,355	41,601,773	41,601,773	41,167,898	41,583,978	41,583,978

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Six Months Ended
	June 30, 2022	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net (loss)/income	9,034	(13,656)	(1,883)	41,655	(52,683)	(7,264)
Share-based compensation expenses	2,581	1,766	244	6,693	3,707	511
Non-GAAP adjusted net (loss)/income	11,615	(11,890)	(1,639)	48,348	(48,976)	(6,753)
Interest income, net	(108)	(320)	(44)	(241)	(684)	(94)
Income tax expenses/(credit)	10	45	6	5	(190)	(26)
Depreciation and amortization expenses	471	343	47	944	693	96
Non-GAAP adjusted EBITDA	11,988	(11,822)	(1,630)	49,056	(49,157)	(6,777)